Mail Stop 3561

December 6, 2007

Ms. Marilyn Beaubien
Gener8Xion Entertainment, Inc.
2021 Lincoln Street
Burbank, California 91504

> **Re:** **Gener8Xion Entertainment, Inc.**
> **Form 10-KSB for the year ended October 31, 2006**
> **Filed February 13, 2007**
> **File No. 000-15382**

Dear Ms. Beaubien:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief